UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 06, 2019

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Directorate Change dated 06 March 2019

__________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: March 06, 2019

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

6 March 2019

Barclays PLC

Barclays Non-executive Director retirements

Barclays PLC confirms that three directors, Reuben Jeffery III, Dambisa Moyo and Mike Turner, will step down from the Board and not seek re-election at the upcoming AGM on 2 May.

As announced previously, both Reuben and Dambisa will have completed nine-years' service, and under the UK Corporate Governance Code would not be regarded as independent beyond this year.  As such, they will each be stepping down from the Board at the forthcoming AGM and will not be seeking re-election.  The successful implementation of ring-fencing and imminent arrival of a new Chairman present an opportunity to review the size of the board, and Mike Turner will therefore also be stepping down at the upcoming AGM.

John McFarlane, Chairman, said:

"On behalf of the Board, I wish to express my gratitude to Reuben, Dambisa and Mike for their service and dedication to Barclays.  It isn't always an easy decision to be on a major bank board, particularly over a difficult period for the sector, and I am grateful to all of them for undertaking this with such commitment."

As previously announced, John McFarlane will be stepping down after the AGM and will be succeeded as Chairman by Nigel Higgins, who joined the Board as a director on 1 March 2019.

- Ends -

For further information, please contact:

Investor Relations	Media Relations
Lisa Bartrip	Tom Hoskin
+44 (0) 20 7773 0708	+44 (0) 20 7116 6927

About Barclays
Barclays is a transatlantic consumer and wholesale bank offering products and services across personal, corporate and investment banking, credit cards and wealth management, with a strong presence in our two home markets of the UK and the US.

With over 325 years of history and expertise in banking, Barclays operates in over 40 countries and employs approximately 83,500 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website www.barclays.com